**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2018
(correcting order dated May 9, 2018)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**NMI Health, Inc.
File No. 00-27421 - CF#34312**

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NMI Health, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10 filed on August 22, 2016, as amended.

Based on representations by NMI Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 31, 2022
Exhibit 10.5	through December 31, 2022
Exhibit 10.6	through June 1, 2021
Exhibit 10.8	through November 5, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary